Exhibit 4.23

Date: December 12th 2011

Att:

Bank Mizrahi Tefahot Ltd

Re: Letter of Undertaking

We the undersigned Audiocodes Ltd, Reg. No. 520044132 (hereinafter: “the company”), which administers an account with you hereby confirm and undertake as follows:

1.	The company has been given or shall be given credit as defined in the agreement and terms of general business and/or the general terms for credit, all as agreed between the company and yourselves as regards any type of credit whatsoever (hereinafter: “the credit”).

2.	Whereas Adlersberg Shabati holds shares in the company and is a stakeholder in the company, the company and the stakeholder shall sign on this letter of undertaking.

3.	For as long as the credit has not been cleared in full, the company undertakes to you that:

3.1.	The company’s equity capital shall not be less than $40 million and its percentage as compared to the total balance sheet shall not be less than 25%.

Equity capital - as it appears in the company’s financial reports (including inter alia the company’s redeemed share capital, capital funds, undesignated profit balance less the cost of company shares held by it or by subsidiaries and plus/less any other clause included within the framework of the equity capital clause in the financial reports) plus deferred owners loans, less loans provided to affiliated parties less intangible assets as they shall appear in the company’s financial reports.

3.2.	The total of the company’s financial undertakings including vis-à-vis banks, financial institutions, bond holders (inasmuch as there shall be such) shall not exceed $36 million.

3.3.	The operating profit (US GAAP) accrued for the last 4 quarters shall not be less than $3 million. One-time expenses for deduction of intangible assets and/or expenses up to a total of $3 million for an accounting record of the value of the bonus entailed in awarding options to employees pursuant to FAS 123 shall not be taken into account when calculating the operating profit.

3.4.	The company’s customers’ debts plus cash and plus investments shall not be less at any time than $50 million, whereby the sum in cash plus investments shall not be less at any time than $30 million and the cash balance shall not be less at any time than $15 million.

Cash - as it appears in the financial reports of the company including cash and cash equivalents, short-term deposits for a period of up to one year.

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Investments - long-term deposits for a period of up to two years, negotiable bonds ranked A for a period of up to 3 years.

4.	The financial ratios detailed in Section 3 above shall be examined pursuant to the company’s audited annual reports (and quarterly reports approved by the company management and the board of directors).

We undertake that no later than June 30th of each year we shall transfer to you the company’s financial reports as of December 31st of the previous year, when they are audited by an external CPA and prepared pursuant to the US GAAP rules of accounting, as they shall be from time to time.

We undertake that within 60 days from the end of each calendar quarter, we shall transfer to the bank a quarterly report including balance sheet, profit and loss report and cash flow report. Furthermore and without derogating for all the aforementioned, we hereby undertake to transfer to the bank from time to time at its request additional information in regard the businesses, the financial status and our bank credit.

5.	The company hereby confirms that the credit that has been provided or shall be provided to it, inter alia, is based on its undertakings vis-à-vis the bank, as stated in this document, and that breach of any of its undertakings in this document shall award the bank the right to all the reliefs to which it is entitled pursuant to any law or agreement against the company, including the right to consign for immediate defrayal all the credit that the company received from the bank even prior to the agreed date of defrayal, and the right to enforce and to realize any security or guarantee that has been provided or shall be provided to the bank to secure the credit.

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6.	To avoid doubt it is hereby clarified that nothing stated in this document shall derogate or diminish in any way whatsoever any undertaking by the company vis-à-vis the bank pursuant to any other document that has been signed and/or shall be signed by the company, and the company’s undertaking in this document shall be in addition to any other document that the company has signed and/or shall sign for the bank.

7.	Our undertakings in this document are irrevocable and cannot be amended or cancelled without your consent in advance and in writing.

8.	The financial criteria determined in Section 3 above of the letter of undertaking (hereinafter: “the criteria”) are based on existing accounting standards and rules of accounting which have been implemented in the company’s recent financial reports.

Implementation of different accounting standards and/or rules from those by which the recent financial reports were prepared, for the company’s financial reports, including the International Financial Reporting Standards - IFRS), accounting standards in Israel and/or in the USA (hereinafter “new standards”), could cause changes that will have ramifications on the criteria.

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Therefore the company agrees as follows:

At any time in which it shall become clear to the bank that the changes that have been caused and/or about to be caused to the company’s financial reports, due to implementation of a new standard which necessitates such, it shall be permitted, after consultation with the company, to inform the company which changes are required by it to the criteria, in order to correlate them to the abovementioned changes, and this with the intention to correlate the original financial purpose according to the which the criteria were determined (“the amended criteria”). In the event that the bank shall inform the company after consultation with the company what the amended criteria are - they shall obligate the company starting from the date of transfer of the bank’s notice.

9.	Shabtai Adlersberg hereby undertakes that no change shall occur to his holdings of the company as such that it shall reduce his holdings under the rate of holding required pursuant to the Securities Law, 5728-1968 for the purpose of the definition of a stakeholder, without the consent of the bank in advance and in writing, and it is also hereby declared that any change that shall be imposed as aforementioned shall constitute a cause to consign the credit for immediate defrayal.

10.	Loans which the company received and/or shall receive from a stakeholder in the company (hereinafter: “owners loans”) shall be inferior and deferred from the company’s obligations and undertakings to the bank for the provision of the loans, and the company’s debts and undertakings vis-à-vis the bank for provision of the loans shall have priority as compared to the owners loans as they shall be from time to time. To avoid doubt it is hereby clarified that the services that the stakeholder provides and/or shall provide to the company as a “functionary” of the company, including as the chairman of the board of directors, president and/or company CEO, shall not be considered owners loans, and the company’s debts and undertakings vis-à-vis the bank shall not have priority as compared to these services.

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11.	The company undertakes not to pay management fees, dividends, interest payments and/or any other payment to shareholders, and shall not defray owners loans or part of them until all the sums due from it to the bank for provision of the credit shall not be defrayed in full and for as long as the company’s debts and undertakings to the bank shall not be defrayed in full for provision of the credit.

Notwithstanding the above-mentioned in this section, the company shall be permitted at any time to take any permitted action, as defined hereinafter, subject to at any time and even after execution of any permitted action, the company shall comply with all its undertakings as detailed in Section 3 above.

Permitted action

(1)	Permitted distribution, as defined in the Companies Law, 5759-1999 (including by way of purchase of company shares, for an accumulated sum that shall not exceed a total of $25 million).

(2)	Payments to a stakeholder for services that the stakeholder provides and/or shall provide to the company as a “functionary” of the company, including as the chairman of the board of directors, president and/or company CEO.

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12.	We hereby undertake not to sell and/or transfer and/or render and/or lease and/or rent (hereinafter, jointly and severally - transfer) any assets whatsoever (including monies), in any shape or form, as they are at present and as they shall be in the future, in entirety or in part, from our ownership and/or from our possession during an entire consecutive period of 12 months, whereby the value of the assets is higher than 1 million US dollars (or equivalent in foreign currency and/or in NIS), that is not during the regular course of business and in favour of full remuneration to third parties (including to any of our shareholders directly or indirectly), without the consent of the bank in writing and in advance.

13.	We hereby undertake that we shall not execute purchases/investments of any type whatsoever of/in companies and/or of/in assets and in any way whatsoever, whether indirectly or directly, whereby the sum of the purchase/investment exceeds 10 million US dollars (or the equivalent in foreign currency and/or in NIS, pursuant to the type of investment) during a consecutive period of each 12 months, without notice to the bank in writing and in advance. A notice to the bank shall not be given prior to a notice to the public if such is required.

14.	This agreement replaces and comes in the stead of “the letter of undertaking” dated July 14th 2008.

Stamp: Audiocodes Ltd

Public Co. 520044132

(signature)     (signature)

Company signature

I agree to the aforementioned in Sections 9, 10 and 11 of this letter of undertaking.

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(signature)

Signature Shabtai Adlersberg

Attorney’s Confirmation:

I the undersigned Itamar Rosen of 1 Hayarden Street, Airport City hereby confirm that Audiocodes Ltd, Reg. No. 520044132 (hereinafter: “the company”) made a lawful resolution to sign on this letter of undertaking in favour of Bank Mizrahi Tefahot Ltd and that the signature of Messrs Shabtai Adlersberg and Guy Avidan together with the company stamp or alongside its printed name obligates it pursuant to this document. Furthermore, I confirm that this document was signed before me by the aforementioned gentlemen.

Stamp:	Itamar Rosen, Adv
No. 24634
(signature)
Signature

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